UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

- ☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within 5 business days
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:
Oplign, LLC

Legal status of issuer:
    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Virginia

    Date of organization:
    July 1, 2017

Physical address of issuer:
500 E. Main Street, Suite 1600
Norfolk, VA 23510

Website of issuer:
http://oplign.com/

Name of the intermediary through which the offering will be conducted:
Folla Capital, LLC

CIK number of intermediary:
0001786669

SEC file number of intermediary:
008-70399

CRD number, if applicable, or intermediary:
305140

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral fees associated with the offering:
- The issuer shall pay $2,500 per month for advisory services, and,
- The issuer shall pay a 6% commission on the gross amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any other arrangement for the intermediary to acquire such an interest:
None

Name of qualified third-party "Escrow Agent" which the Offering will utilize:
North Capital Private Securities Corporation

Type of security offered:
Debt (Patriot Revenue Share Interests)

Target number of securities to be offered:
350 RSA Interests

Price (or method for determining price):
Face Value of Interests ($1,000)

Target offering amount:
$350,000

Oversubscriptions accepted:
☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other:

Maximum offering amount (if different from target offering amount):
$800,000

Deadline to reach the target offering amount (Target date):
11/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$58,008	$1,024
Cash & Cash Equivalents	$14,475	$1,024
Accounts Receivable	$43,533	$0
Short-term Debt	$80,575	$15,000
Long-term Debt	$26,000	$38,000
Revenues/Sales	$156,599	$119,614
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($229,375)	($34,500)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming



FORM C
OFFERING MEMORANDUM

Facilitated by



FORWARD-LOOKING STATEMENTS

Certain information set forth in this business plan contains "forward-looking information." Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

The Company

1. **Name of Issuer:** Oplign, LLC

Eligibility

2. ☒ **Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes ☒ No

If yes, explain:

Directors of The Company

4. **Provide the following information about each director (and any person occupying a similar status or performing a similar function) of the issuer:**

Name	Position	Dates of Service	Principal Occupation	Principal Employer
Mike Grow	CEO	July 2017 – Present	CEO	Oplign, LLC
Jeff Gibson	COO	July 2017 – Present	COO	Oplign, LLC
Alex Calfee	EVP	July 2017 – Present	EVP	Oplign, LLC
John Mass	CTO	July 2017 – Present	CTO	Oplign, LLC
Brian Halstead	EVP	July 2017 – Present	EVP	Oplign, LLC

Officers of The Company

5. **Provide the following information about each officer (and any person occupying a similar status or performing a similar function) of the issuer:**

Name	Position	Dates of Service	Principal Occupation	Principal Employer
Mike Grow	CEO	July 2017 – present	CEO	Oplign, LLC
Jeff Gibson	COO	July 2017 – present	COO	Oplign, LLC
Alex Calfee	EVP	July 2017 – present	EVP	Oplign, LLC
John Mass	CTO	July 2017 – Present	CTO	Oplign, LLC
Brian Halstead	EVP	July 2017 – Present	EVP	Oplign, LLC

Business Experience during the past three years:

Name	Employer	Employer's Principal Business*	Title	Dates of Service	Responsibilities
Mike Grow	Oplign, LLC		CEO	July 2017 – present	General company direction and strategy
Jeff Gibson	Oplign, LLC		COO	July 2017 – present	Accounting, operations, business development, sales, technical

					resources, and communications
Alex Calfee	Oplign, LLC		EVP	July 2017 – present	Development, strategic engagements, and sales
John Mass	Oplign, LLC		CTO	July 2107 – Present	Technical development and maintenance of application
Brian Halstead	Oplign, LLC		EVP	July 2107 – Present	Sales, business development, and customer management

* Established in 2017, Oplign is a data science company focused on driving efficiency in the labor market. Through technology, Oplign enables any organization to optimize its labor supply to its labor demand by providing real-time labor market data and tools to maximize operating margins and reduce operating costs.

Oplign founders have relevant and unique experiences that ultimately led them to solve this problem because of their operational and pragmatic approach to solving problems. Armed with a special operations mindset and coupled with operational experience led them to develop a solution FIRST and then use technology to empower that solution.

Key Management includes:

Mike Grow, CEO, has over 20 years of senior leadership in high-growth US Government services companies in business development and strategy development roles. His experience also includes 8+ years of management consulting in IT, Technology, and Defense markets with Deloitte and Booz Allen Hamilton. Mike has an MBA from the University of Texas – Austin. Former Navy SEAL.

John Mass, CTO, has over 25 years of customized software development, ERP customization, and highly complex IT solutions delivery. GM at Exeter Management Solutions and PM for multiple $100+ software developments and installation projects. John has an Electrical Engineering degree and MS from MIT.

Jeff Gibson, COO, has over 30+ years of leadership, operations, and business experience that comes from military service, corporate America, and US Government defense contracting. Mr. Gibson has a degree in Economics from the University of Missouri and an MBA from Washington University in St. Louis. Former Navy SEAL.

Brian Halstead, EVP, retired as a CW3 from the US Army with operational and combat experience as a Ranger and Special Forces service. Mr. Halstead has founded and led defense services companies supporting staffing requirements from the US Government.

Alex Calfee, EVP, has 15 years of defense service experience in senior business development, strategy, operations, and recruiting/staffing. Additionally, he has 5 years of consulting in the supply chain, technology, and logistics with DHL Supply Chain. Alex possesses an MBA from Ohio State University. Former USMC Force Recon.

Principal Security Holders

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
No person is the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power		

*The above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary

Oplign, LLC has identified and solved a persistent and endemic problem that has plagued the labor market forever.

Nearly the entire economy operates on technology that allows for the immediate exchange of data to support commerce, banking, logistics, communications, travel, etc. You can travel anywhere in the world efficiently and at a free market price. Order any product and have it at your doorstep within days or even hours. And confidently trade stocks and bonds with a click of a button anywhere and anytime.

However, the instant that you try to apply for a job it seems like technology has forsaken this corner of the economy. You'll find yourself using the same mechanism our grandparents used to find jobs.   The currency used to exchange labor data between the demand and supply side of labor resides in resumes, job postings, job fairs, and job boards. This is completely inefficient, unnecessary, and extremely costly for all stakeholders involved.

There is plenty of new technology constantly being thrown at the labor market to make it more efficient and less costly. New applicant tracking systems (ATS) are always being developed; Customer Relationship Management (CRM) platforms are being modified to answer the call; and the proliferation of mega-job boards like Indeed, Monster, and ZipRecruiter are everywhere.

All these efforts not only fall short of fixing the problem, but they, unfortunately, end up exasperating or amplifying the current inefficient state of the labor market. Not one of them addresses the root cause of why the labor date exchange market remains in the dark ages. The root cause of all the inefficiency and chaos is that it is completely "unnetworked'—meaning, there is no universal technological backbone that allows for the immediate exchange of labor data between the supply and demand sides of the market at a scalable level.

Oplign has identified the root cause of the problem and has successfully developed a solution that works for all industries and can easily scale. Our technology allows job seekers to immediately see how their skills, education, and certifications align with the entire labor market; it allows companies to automatically see how each candidate aligns with their opportunities; and any 3rd party who needs labor data analysis, etc. trade associations, workforce development, etc.

> *Our solution has already been proven with a high-profile, recognizable customer base such as:*
> *Amazon, Verizon, USAA, and Wells Fargo.*

We are now expanding into non-DEI, graduates, trades, and the rest of the labor market to support all companies as they change the way they source, engage, and hire job candidates in a technological-based, efficient manner commensurate with the 21st century. This offering will allow us to bust through our organic limitations and launch our technology throughout the North American labor market.

Oplign sees, structures, relates, and values all Labor Demand Requirements of the real-time jobs market, so that all enterprise demands can be valued and cleared by fully aligned Labor Supply most optimally:

Optimal Alignment, Everywhere, All the Time.

Company

Established in 2017, Oplign is a data science company focused on driving efficiency in the labor market. Through technology, Oplign enables any organization to optimize its labor supply to its labor demand by providing real-time labor market data and tools to maximize operating margins and reduce operating costs.

Oplign currently has and employs a highly scalable and easy-to-use web application for transitioning military and Veteran job seekers looking to understand the job market. Oplign's founders took the collective decades of experience identifying, recruiting, selecting, and deploying talent around the world and used it to inform the development of the application. What we found is that the traditional technology-based approaches to understanding the requirements of the labor market were inadequate for developing a correct contextual understanding of the needs of the employer or the capabilities of the applicant.

Oplign founders have relevant and unique experiences that ultimately led them to solve this problem because of their operational and pragmatic approach to solving problems. Armed with a special operations mindset and coupled with operational experience led them to develop a solution FIRST and then use technology to empower that solution.

Key Management includes:

Mike Grow, CEO, has over 20 years of senior leadership in high-growth US Government services companies in business development and strategy development roles. His experience also includes 8+ years of management consulting in IT, Technology, and Defense markets with Deloitte and Booz Allen Hamilton. Mike has an MBA from the University of Texas – Austin. Former Navy SEAL.

John Mass, CTO, has over 25 years of customized software development, ERP customization, and highly complex IT solutions delivery. GM at Exeter Management Solutions and PM for multiple $100+ software developments and installation projects. John has an Electrical Engineering degree and MS from MIT.

Jeff Gibson, COO, has over 30+ years of leadership, operations, and business experience that comes from military service, corporate America, and US Government defense contracting. Mr. Gibson has a degree in Economics from the University of Missouri and an MBA from Washington University in St. Louis. Former Navy SEAL.

Brian Halstead, EVP, retired as a CW3 from the US Army with operational and combat experience as a Ranger and Special Forces service. Mr. Halstead has founded and led defense services companies supporting staffing requirements from the US Government.

Alex Calfee, EVP, has 15 years of defense service experience in senior business development, strategy, operations, and recruiting/staffing. Additionally, he has 5 years of consulting in the supply chain, technology, and logistics with DHL Supply Chain. Alex possesses an MBA from Ohio State University. Former USMC Force Recon.

Market Size Analysis

Because Oplign's technology is industry-agnostic and can support all job seekers in whatever stage of career they are in, our total addressable market is huge. We are not limited to any sector, labor group, industry, supply side, demand side, etc. Our solution can add value to any element related to labor, which is outlined in some of the use cases presented later in this plan.

There are multiple applications, use cases, and industry blocks that this technology is immediately applicable to and massively Pareto positive for both in terms of cost avoidance/ reduction, as well as revenue increase and margin expansion. We categorize these markets as:

1) Demand Closing Market - Enterprise External
2) Demand Closing Market - Individual Supply Side
3) Demand Closing Market - Enterprise Internal
4) Veteran Optimization Market
5) Student Optimization Market
6) The Business Intelligence Market
7) The Oplign Predictive Market

1. Demand Closing Market – Enterprise External

The Human Resources Technology (HR Tech) market is approximately $6B/year in spending. But this is just the tip of the Demand Closing Market costs iceberg. The HR Tech market is what is spent trying to create the connections between the supply side and the demand requirements – the real cost of doing this across major corporations is closer to $200B. This is a calculation of the resourcing costs of corporate HR/TA/Recruiting assets that are part of the present analog system, as well as Job Fairs, HR Marketing spending, etc. This does NOT include the opportunity costs that the present system is inflicting on these enterprises, such as bad hires, poor retention, missed superstars, etc.

Oplign's ability to create a Fully Networked Demand Closing Demand for targeting and closing on high-value talent supply allows us to unlock and create value for an enterprise both from the efficiency of the technology and from the scale and scope of the system's capabilities that allows an enterprise to cut is demand closing resource footprint by at least 50%.

2. Demand Closing Market – Supply Side Individual

Everyone has a resume, in fact, they have lots of them – so everyone can have an Oplign Profile- but they only need one of them. We do NOT charge individuals to use the system as the primary goal of the individual user side is adoption and building the network as fast as possible. However, the data we have allows us to create value-added products that will soon be available to individuals through various freemium subscription or one-time purchase models.   The size of this market is everyone that ever gets a W-2 or 1099 job – but the supply side is not our primary revenue model at this time, so we will not quantify it, but we will show how we are going to dominate this market with the extensive Product-Market fit our of product suites below.

We divide this market into three primary user groups: Veterans, Students, and Professionals. This reflects the way most enterprises structure their demand closing strategy, so we are conforming to the perspectives of our primary customers.   Our products for these groups of individuals all regress to the Oplign data core exchange, but we customize interactions for the specialized use and configuration of each specialized group.

3. Demand Closing Market - Enterprise Internal Supply

Mark Andreesen recently said: "Good companies have 2X too many people; bad companies have 4x too many people."   This is true because companies are not organized or able to see all their demand requirements all at once or from multiple different interconnected cost and fulfillment perspectives.   A company can't see what it has, what calls for prioritization, what can be consolidated, what can be substituted, what can be merged, retired, reengineered, or outsourced, etc., because it's all UnNetworked. Organizational malaise is a very large factor in this issue, but you can't attack the organizational malaise, or create the solutions until you have the baseline data.

Oplign gives a company the data on how its W-2 supply aligns with its demand-closing activities immediately. This shows what demands a company needs to fully address and close, what its present Workforce can do to fulfill these demands optimally, and the way to move both labor demand and supply around the long-term benefit of the company's cost and revenue and strategic structure.

The parametric spend for this market size is the $25B corporate training market.   Considering half the spend on training is focused on HR behavior modification drivers rather than focused on training supply for demand optimization, we can assume that the valuable training market is approximately $12.5B.   When we add in the $10B-$15B that major enterprises shell out to consulting companies for organizational consulting this market size goes back up to about $25B.   However, as with the HR Tech market, this is just the tip of the cost incursion iceberg for internal demand closing costs.   <u>The real market cost size is found in the total annual payroll</u>. The better you configure and close demands, the few supply assets required to meet objectives and the more that drops to the bottom line.   Oplign's tool suite for Internal Demand Closing is all about optimizing internal supply assets through the best configuration, training protocols, and promotions. Over the next 2-3 years Oplign will take a sizable chunk of this employee optimization market of this by using the following products.

4. The Veteran Optimization Market

Veterans are everywhere in the labor market. Some are VPs at banks, some are working in the warehouse, lab, or cubicle…and some are going through a transition with three days and a wake-up call remaining before they start pumping 5 pages of resumes out into the world that no one wants to read.   The Veteran labor market is probably the most valuable supply commodity market for enterprises given their experience on how shit gets done in the real world, so there is a market for their exchange directly to major enterprises. The Vet market demographics include:

- 8M Vets in the labor market
- 780K using their GI Bill benefits this year
- 650K matriculated in higher education this year
- 450K in the National Guard this year
- 200K transitioning from the service this year

Our Vetlign product is used to allow Vets to immediately understand how they are valuable to any company, without having to translate their skills; and it is to allow the companies to immediately understand the value of any Veteran for them to close their demand. Companies can now target and close the most demand optimal Vets for them with a couple of clicks. This makes Vetlign our Vanguard Product for most companies.   Once a company understands the value of Vetlign, we are then able to upsell and cross-sell our other products. We recently did this with LANL who purchased OplignPro, and Amazon who upgraded to Vetlign UK and Gradlign.

We intend to make Veterans our most loyal and valued constituency by being loyal to them everywhere all the time.   This means we will continue to make specialized products that help them better orient themselves to the market, allow enterprises to understand their abilities better, and help them maximize their economic position at all times.

5. The Student Optimization Market

There are approximately 3.6M students presently matriculated in the United States, that are distributed across 2-year, 4-year, and graduate institutions. Almost all these students have intentions to enter the job market upon graduation.   Oplign's strides and innovation in the Veteran alignment market are now being applied to the Graduate Optimization market. Over the next year, Oplign will build out multiple tools to optimize this exchange market for all the agents involved including, but not limited to Gradlign, Courselign, VetStudent Portal, TechStudent Portal, EngStudent Portal, Internlign, etc.

There is presently no competitor product in the Student Labor clearing market that has Oplign's technology, enterprise alignment experience, or positioning to execute a total student alignment plan.

6. The Data Analytics Market

The enterprise analytics market was $7B in the United States in 2021. Oplign's data core creates a non-stop, real-time stream of data that is a real-time reflection of the demand across the labor market. The scope and scale of this data allow companies to apply it in myriad ways to make their operations better or become more predictive about their customers and/or their competitors. Since this market is somewhat intertangled with the other markets already addressed we will leave this one alone for the time being.

7. **The Oplign Predictive Market**

The Oplign data core is a real-time reflection of the millions and millions of decisions being made across global enterprises in terms of economic confidence, future investments, and present execution strategies. For investors, traders, banks, and strategists, this data is the equivalent of the north star or the alchemy stone, that can be used to become predictive, run multiple hypotheses and regressions that could never have been seen before, and make decisions on economies that move the needle. The product suite for this market is under development, with the primary product being called Oplign One, Oplign R2, and Oplign SDK.

The current organizing principle of the global labor exchange market centers around the "Resume." A text-based, semantically vague, objectively obtuse, analog, and "UnNetworked" supply side document that an individual verbally overhauls every time they submit it to a different job/company. The resume is supposed to represent value – specifically the value of the person as a function of the job they are applying for. However, the resume is not consistent, persistent, or universally structured for even the one person whose skills and experiences it is supposed to represent.

The real value of the Labor Market is NOT reflected in the total of all resumes in the Labor Market, rather it is unequivocally represented by the clearing value of all Labor Demand Requirements at any given moment. That value is equal to the total currency it takes to close all the open jobs in the market right now with talent – and the total of what is being paid to all W-2s/1099 every day to continue meeting the company demand requirements. So the organizing principle of a true Labor Market Exchange should be 'Labor Demand Requirements and the Clearing Value of all combined sets of these elemental requirements.' This is what Oplign sees, measures, and values for all stakeholders in the labor market.

The Issue We Are Solving

The North American Labor Market exchanges $8-10 Trillion in monetary value annually. This total represents the salary of every W-2, the payments to every 1099, and the contract agreements of every B2B or B2G services engagement. But there isn't a single source of truth on any of this - not a single, structured exchange that understands what all the Demand Requirements are and how/when they are closed. Rather millions of labor information exchanges take place at the individual company and employee level every day. The Total Labor Demand Market is "cleared" by millions of discrete, one-on-one, and one-and-done exchanges across thousands of thousands of enterprises, SMBs, Agencies, and 3rd parties exchanging discrete "information sets" with the individual employees, contract support, or any other Supply Side Labor Asset.

Ironically, the organizing principle around all this Demand Value Exchange is the "Resume" – an individual supply side, dynamically verbal, "UnNetworked" document. The Resume's message structure and delivery mechanism haven't changed much since Leonardo Da Vinci sent the first resume to the Duke of Milan in 1482. The Resume is a story or a narrative about what you can do (skills) and why you can do it (experience, education, certifications). And like any story it morphs and changes over time, and with every telling as the situation dictates. And like most stories, it gets embellished a bit here and stretched a bit there - especially for that job you want. But this is just a single narrative of single jobs in isolation from all other demands out there or all other resumes you have sent out before. The resume is "UnNetworked."

Even worse, the job seeker doesn't even get to submit his/her semantic masterpiece to the individual who created the requirement (Demand Creator). The Demand Creator is the subject matter expert who "created the DEMAND SIGNAL" and understands all the skill sets, various experiences, and educational trade-offs that are allowable for an individual to meet the demand requirements they are looking for. Unfortunately, you are jumping through all these hoops and wordsmithing your set of skills to a recruiter, talent acquisition representative, HR Business Partner, or whatever they're called today. This individual is not an SME, they are a semantic gatekeeper. They are a byproduct of a broken system that cannot digest and manage labor data at scale. The resume that the jobseeker worked on for countless hours will get a seven-second scan and get thrown into a pile with the 200 other submissions that have a 'Key Word Score' of 94. It's not that the recruiters don't care, although one could argue differently, it's that they don't know, and they have hundreds of resumes they have to clean out of the system every day to prepare for another set of more UnNetworked resumes that will come in tomorrow – and they have to clean those out as well.

Current State: The Supply-to-Demand System

The present systems in the market cannot get better because of the UnNetworked nature of every interaction at every time. Entire HR ecosystems (people, systems, technology, etc.) have been built around an extremely flawed and inefficient base—akin to building a house on sand—that constantly has to be fixed, patched, and rebuilt. The greater the scale, the greater the chaos. Similar to the organizing principle of the Resume, the organizing principle around the support system is semantic free text:

- Jobs Demand (job descriptions/postings): the organizing principle is free text (bullet points or sentences)
- Labor Supply (resumes): the organizing principle is free text (bullet points and narratives)
- HR Systems: the organizing principle is free text job demands (bullet points narratives)
- Recruiters/TAs: the organizing principle is to scan one resume against one job

A system based on these principles can never self-organize optimally or become more efficient at any level. Any additional job demand inputs or Resume inputs require a proportional equivalent input of recruiter-fixed assets to clear the system. The present system can't increase its efficiency because it has no organizational principle or metrics on which to become optimized, and by which to increase capacity. In short, the system can't scale at speed or scope.

We know this UnNetworked exchanges and systems are hated because every recruiter and hiring manager we talk to tells us they do, and all job candidates hate everything about this system from the second they start writing a new resume to the minute they sign on with someone. And the metrics alone tell us how costly, inefficient, and broken the system is:

- Average of 46 days for a company to close an open Job Demand (Source: SHRM)
- Average of 58 days to close a Cleared Job Demand (Source: Clearance Jobs
- Average of $5K in cost to close jobs (Source: SHRM)
- Average of $7.2K in cost to close a cleared job (Source: SHRM)
- There is NO "winner" in the HR Talent market, they all do the same thing (The Market)

We are confident that this isn't "news" to anyone. From our experience, everyone recognizes that the labor market is currently incapable of exchanging labor data at an efficient level that one would see in financial, supply chain, and regulatory markets. The problem is that no one has offered a solution to the root cause (unnetworked information). Until now . . .

The Solution

Oplign's revolutionary technology overcomes all the UnNetworked noise and chaos in the system by converting free text job requirements into fully structured, standardized, related, and encoded objects or elements. 'Demand Encoded Objects' allow us to create, update, and maintain a real-time global exchange taxonomy of the global jobs demand market – more precisely the English language sector of it. All Demand Data is then organized into an applications exchange platform so it can be used for real-time decision-making data by both enterprises that need to close demand rapidly and efficiently, and by individuals that want to optimize the "sale" of their skills and experience on the open Demand Market.

This allows Oplign to open and maintain a Fully Structured, Fully Indexed, Fully Valued Labor Exchange for any Enterprise or Individual that wants to use it. And since it is a globally connected Network, the laws of Network economics apply to it perfectly – it becomes more valuable with every job that's added, every company that signs on, or every individual that syncs their profile to the global demand map. Oplign itself is the technology exchange core, that allows the job seekers (external and internal) and the companies to find each other, in real time, anywhere they want to send their signals to do so via their career site, on social media, on Oplign's site, at a Job Fair, on a 3rd parties site, or anywhere a cyber exchange can occur.

Oplign's 'Demand to Supply' Exchange everywhere all the time, makes the massively complex simple but gives every agent in the employment exchange closing system, exactly what they need to optimize their movement and communications to an optimal decision. Oplign's tech makes the massively complex simple, by Networking all data to the demand requirements because that is where the value is stored – as shown in the figure:



This solution turns a massively inefficient and costly system into an easy and effective targeting solution for both sides of the exchange. The primary organizing principle is now Structured Job Demands created by the conversion of analog, free text demand requirements to fully relational, fully structured, always updating, backward compatible configured elements of value.

The Use Cases for the Oplign Networked Solution:

Now that an unnetworked, text-based system has been turned into a fully networked data-exchange system, Oplign has created a suite of applications for all the stakeholders in the labor market. Below Use Cases outlines how Oplign will support and add value to each of those stakeholders:

Enterprise/Company:

- Speed: Close open demands faster, lower Avg close time from 46 days to 15
- Scale: Engage more qualified candidates faster – 2X the hire yield with no other changes
- Scope: Engage more long-tail candidates faster – 3x the hire yield on the hard to finds

- Retain: Find and close more qualified better so they stay longer and are promoted faster
- Avoid: Never engage non-qualified or low-value candidates
- Reconfigure: Configure demand requirements better to fulfill with less supply
- Target: Train and promote internal employees faster and better to reduce supply need

Individual/Job Seeker:

- Align: See what jobs your skill set aligns you to globally in less than 60 seconds
- Target: See which companies/jobs you are fully qualified for and click "Express Interest"
- Build: Add all your skills and experiences to your Profile from direct prompting
- Plot: See all the pathways by time/distance/cost to upskill to a new career path
- Send: Click "Express Interest" and send a signal to a company you are ready to engage
- Vets: Specialized tools for translation and getting Vets to the right job
- Grads: Specialized tools for translation and getting Students/Grads to the right job

3rd Party (Trade Associations, Workforce Development agencies, etc.):

- Aware: See how Demand and Supply are moving around the "data set" you care about
- Decide: See how to "trade" or "rent seek" around specific sets of Demand and Supply
- OpPoint: Run queries of unique data against the real-time map of global demand data

Oplign Use Cases Global 2024 Road Map:

- Predict: Use the demand data global and historical set to become predictive
- Optimize: Use the demand data global set to Optimize the Educational System
- Oplign SDK: Develop business, commercial, and NGO solutions from Oplign's data set

Business Model

Since our solution meets the needs of all stakeholders who participate at some level in the labor market, our business model is unique to each of the Use-Case communities described in the previous section:

Enterprise/Company –

We offer a suite of applications as a Software-as-a-Service (SaaS) model with a fixed monthly subscription rate to support unlimited users within the organization.   Subscription rates are dependent upon the following:

- Overall size of the company in revenue
- Monthly average of open job positions
- # of Oplign Modules the company is using

Our solution requires no integration or special configuration into the company's existing enterprise IT systems. It sits right on top (or in front of) their existing IT ecosystem making for immediate services and requiring very little effort on the customer's part.

Job Seekers –

Oplign services are free to all job seekers. This is primarily driven by industry lessons learned that no one is paying to post their resumes on job boards. And, since we are initially targeting the Military Hiring Market, Veterans and their spouses should not have to pay.

However, as Oplign grows and matures and have collected massive amounts of labor data, we will offer paid services that job seekers can 'opt in' above the free standard job alignment and career development services offered. This additional paid option is 2-3 years out.

3rd Parties (Trade Associations, Workforce Development, etc.) –

In the process of building a complete taxonomy of the global labor market and collecting massive amounts of data around that taxonomy, we quickly discovered additional uses for that data that are useful in Mergers and Acquisitions analysis and regional workforce development applications. Some use cases include:

Banks M&A – Companies that want to make investments or move in highly competitive, new, and niche markets. Oplign allows a company to see exactly what real-time demands are for any company across all functions, regions, industries, niches, etc. in real-time.

Workforce Development – Local and regional economic development organizations can now see on a real-time basis all the labor demand across companies and functions in their region. With that data, they can make data-supported decisions to address labor issues (gaps, retention, company collaboration, etc.)

Educational institutions – Universities, community colleges, and trade schools can use Oplign data to help students pick career fields that will justify the cost and expense of the education. Additionally, career placement offices can increase their post-education job placement yield through increased awareness of jobs in the labor market.

Trade Associations – Trade associations can provide additional services to their membership by leveraging the labor demand data associated with all their member companies. They can develop a job placement service for the entire association through syndication or job fairs or just educate their member companies on industry-specific labor trends.

Insurance Institutions – Assist insurance companies and their customers in reducing and managing their 'loss control ratios' by using the Oplign data to reduce DBA and workman's comp claims by finding claimants alternative job opportunities that they align to.

Competition

There are hundreds of companies in the labor market space that work the different hiring stages (source, engage, select, and hire). In the sourcing stage, there are different verticals such as campus/early career, career management, job boards/advertising, social networks, talent intelligence, networking, and staffing agencies. From all of these verticals, we have yet to see any other company that has taken the approach to solving the universal labor alignment problem we have. We know this because we continuously look out for competitors that take our approach. All the solutions and technology out there today focus on the symptoms and not the root problem that causes all chaos and noise in the system.

There are always companies out there that are trying to create that "better mouse trap" around applicant tracking systems, overlaying existing CRM technology to improve sourcing, and/or throwing more technology (e.g., ai/machine learning) at the problem. Regardless of their efforts, none of these companies can immediately exchange data between the supply and demand sides of the labor curve.

From a business plan perspective, the two closest but yet still distant competitors would be:

- Eightfold.ai - https://eightfold.ai/ - offers a suite of applications to manage talent from recruiting, sourcing, engaging, and onboarding powered by artificial intelligence and machine learning. We don't argue that it doesn't, but we do know that they completely focus on the supply side (candidates) of the labor curve and do not have the capability of automatically relating candidates to the demand side at scale.

Additionally, we currently have two customers that used to be eightfold.ai customers but they are now Oplign's.

- Veterans Ascend - https://talentsascend.com/ - a nationwide military talent sourcing platform that claims to use proprietary artificial Intelligence (AI) technology to match Veterans and military spouses with job opportunities without using a resume.

This company cannot relate a Veteran's skillsets to all the jobs in the labor market—just to those companies that they have a relationship with. And, they do their alignment through a series of keywords that the candidate has to choose from a finite list resulting in opportunity alignment to job descriptions that have that keyword in them.

Of note, Facebook tried to create a technology-based alignment algorithm similar to ours but abandoned it because they did not like the results; Google launched a military hiring platform in Jan 2019 but shut it down 6-months later because it couldn't translate military skills properly; Rig Up tried something similar just in the Oil & Gas industry but failed.

Economic Resiliency

Whether the economy is up or down, our value proposition works for any enterprise depending on the state of the economy.

If the market is up, companies are hiring and competition for labor is high. Companies will need our system to be uber-efficient at quickly finding and identifying those candidates who are qualified and aligned to the job profiles at the company so that they can engage with those candidates sooner than their competition. If they remain passive in their sourcing efforts, they will continuously fall short of their hiring goals.

If the market is down, companies will reduce hiring and look for cost-cutting opportunities. Our platform allows companies to streamline their sourcing and recruiting staff by relying on our automated sourcing technology. They can also stop going to job fairs that have inherent time and travel costs, stop job board advertising subscriptions, and stop paying staffing agency fees.

Sales & Marketing

Go To Market Strategy

Our Go-To-Market strategy is analogous to the 'crawl-walk-run' approach. We selected the defense services industry and veteran job markets to incubate and grow both our customer and user base. We have chosen this route for the following reasons:

- No learning curve for us because of our military backgrounds and deep knowledge of the US Government contracting industry.
- Because the military and defense industry practically include every labor functional area (healthcare, aviation, logistics, IT, trades, etc.) in the non-government space, it is a great ecosystem to test and prove the system. The system was built to address the problems in the entire labor market. The military hiring market is the same with an extra layer of terms and vernacular.
- A reliable and accurate job-sourcing tool is needed for the transitioning military, student veterans, Veterans, and military spouses. Despite all the effort and available resources today, transitioning military, military spouses, and Veterans still face a tremendous challenge in finding a job in the civilian market.
- The military hiring market is a great place to hide from some of the 'big boys' out there. By the time we begin to show up on potential competitor radars, we will already have enough critical mass and past performance to earn a place in the entire labor market.

Customer Acquisition

To date, customer acquisition has been a function of tapping into our professional network, proving our capability, and then leveraging our reputation to gain additional customers.

We picked up our first major customer, Verizon, in 2019. Verizon's Director of Military Hiring was frustrated with their inability to adequately align all their military candidates with the relevant jobs at Verizon based on that person's skills, experience, and certifications. He decided to give us a chance and the system worked as designed. That customer success led to an introduction to USAA and then Wells Fargo as well as a handful of smaller companies that work in aviation, business consulting, trades, etc., and then ultimately landing Amazon as a customer in Jan 2022.

Although we have been very successful to date with this growth method, it is time to build a dedicated sales and marketing force to scale our customer growth. Part of the raised funds will go directly to bringing on key personnel to build a sales force and immediately increase our growth rate of new customers.

Growing Across Industries

As mentioned in the introduction, we are industry agnostic—meaning our technology can be used to support any industry. To date, our customer industries currently include telecommunications, insurance, banks, science labs, aviation, construction, pharmaceutical, ship repair, and geospatial technology. Our technology can support any company in any industry which allows up to have a significantly large total addressable market. Sales penetration within a specific market ultimately is directly related to the amount of resources we put into it. This gives us great flexibility to manage growth.

Our syndication functionality allows us to support Trade Associations, which gives us immediate access to all the companies that are members of that Association. As an example, we currently support the Virginia Ship Repair Association, which has over 300 member companies involved in the ship repair industry in one way or another.

Growing With Customers

We can upsell our customers with other modules of our technology suite. Once a company sees how well the military hiring functionality works, they will ask if the same technology can be used for all of their sourcing of candidates. A customer upsell migration structure could be this:

Veteran Hiring Module → Veteran-Students Module → All Hiring → New College Grads → Internal Hires/Workforce Development → Business Intel

As evidence, Los Alamos National Labs started with the Veteran Hiring Module and six months later they added the 'All Hiring' module as well. So, now they have all their candidates filtered through our technology so that we can measure, value, and prioritize their candidates for them.

Current customers, Amazon, and USAA, have initiated an internal workforce development program using our technology to better promote employees within the company.

Marketing

As a B2B service provider, our marketing efforts are focused on keeping our customers happy and then leveraging that past performance and reputation to gain more customers. We will use social media to build excitement and awareness around our growth.

Financial Projections

Oplign, LLC
Statement of Income (Forecast)
For the years ended December 31

	2022	2023	2024	2025	2026	2027
Revenue						
Vetlign	$ 497,493	$ 589,000	$ 2,040,000	$ 2,724,000	$ 3,444,000	$ 4,200,000
Gradlign	-	432,000	1,494,000	2,052,000	2,640,000	3,228,000
Oplign Pro	-	722,500	3,735,000	5,595,000	7,695,000	10,035,000
Oplign Small Business	-	249,225	1,065,600	1,551,600	2,037,600	2,523,600
--Less churn	-	(99,639)	(416,730)	(596,130)	(790,830)	(999,330)
Total Revenue	$ 497,493	$ 1,893,086	$ 7,917,870	$ 11,326,470	$ 15,025,770	$ 18,987,270
Cost of Sales						
Customer Support	$ -	$ 378,615	$ 1,583,574	$ 2,038,765	$ 2,404,123	$ 2,658,218
Total Cost of Sales	-	378,615	1,583,574	2,038,765	2,404,123	2,658,218
Gross Profit	$ 497,493	$ 1,514,471	$ 6,334,296	$ 9,287,705	$ 12,621,647	$ 16,329,052
Operating Expenses						
R&D Engineering	$ -	$ 300,000	$ 450,000	$ 600,000	$ 800,000	$ 1,100,000
R&D Outsourced development	-	-	240,000	240,000	240,000	240,000
Marketing	17,707	283,964	791,787	906,118	901,546	759,491
Sales salaries and expenses	-	302,895	1,108,502	1,585,706	1,803,092	2,088,600
IT - AWS	32,608	56,793	237,536	283,162	300,515	379,745
Salaries	535,506	800,000	1,200,000	1,650,000	1,750,000	2,000,000
Other Operating expense	21,366	500,000	1,200,000	2,250,000	4,500,000	6,000,000
Total Operating Expenses	$ 607,187	$ 2,243,652	$ 5,227,825	$ 7,514,986	$ 10,295,153	$ 12,567,836
Income from Operations	$ (109,694)	$ (729,181)	$ 1,106,471	$ 1,772,719	$ 2,326,494	$ 3,761,216
Other Income(Expense)						
RSA interest	$ -	$ (40,997)	$ (174,193)	$ (249,182)	$ (164,200)	$ -
Total Other Income(Expense)	(108,955)	(71,957)	(244,153)	(334,142)	(269,160)	(134,960)
Income before Taxes	$ (218,649)	$ (801,138)	$ 862,318	$ 1,438,577	$ 2,057,334	$ 3,626,256
Provision for Taxes						
Total Provision for Taxes	-	-	-	-	-	-
Net Income	$ (218,649)	$ (801,138)	$ 862,318	$ 1,438,577	$ 2,057,334	$ 3,626,256

Oplign, LLC
Balance Sheet (Forecast)
As of December 31

	2023	2024	2025	2026	2027
Current Assets					
Cash and Cash Equivalents	$ 306,002	$ 162,849	$ 1,098,694	$ 2,832,988	$ 6,212,328
Accounts receivable	450,000	850,000	1,145,000	1,450,000	1,800,000
Total Current Assets	**756,002**	**1,012,849**	**2,243,694**	**4,282,988**	**8,012,328**
Property and Equipment					
Furniture and Equipment	8,505	8,505	8,505	8,505	8,505
Accumulated Depreciation	(2,153)	(3,113)	(4,073)	(5,033)	(5,993)
Total Property and Equipment	**6,352**	**5,392**	**4,432**	**3,472**	**2,512**
Other Assets					
Software Development Costs	12,500	345,000	420,000	520,000	670,000
Start Up Costs	15,395	15,395	15,395	15,395	15,395
Accumulated Amortization	(133,912)	(202,912)	(286,912)	(390,912)	(524,912)
Total Other Assets	**(106,017)**	**157,483**	**148,483**	**144,483**	**160,483**
Total Assets	**$ 656,337**	**$ 1,175,724**	**$ 2,396,609**	**$ 4,430,943**	**$ 8,175,323**
Current Liabilities					
Accrued Expenses	$ 268,272	$ 202,958	$ 302,407	$ 488,389	$ 606,513
Credit Cards	10,000	10,000	10,000	10,000	10,000
Total Current Liabilities	**278,272**	**212,958**	**312,407**	**498,389**	**616,513**
Long Term Liabilities					
Startup loans	39,916	-	-	-	-
Member loans	16,000	-	-	-	-
RSA balance	747,824	526,123	208,982	-	-
Total Long Term Liabilities	**803,740**	**526,123**	**208,982**	**-**	**-**
Other Liabilities					
Total Other Liabilities	**-**	**-**	**-**	**-**	**-**
Total Liabilities	**$ 1,082,012**	**$ 739,081**	**$ 521,389**	**$ 498,389**	**$ 616,513**
Stockholder Equity					
Paid-in capital	$ 63,788	$ 63,788	$ 63,788	$ 63,788	$ 63,788
Retained Earnings	(489,463)	372,855	1,811,432	3,868,766	7,495,022
Total Stockholder Equity	**$ (425,675)**	**$ 436,643**	**$ 1,875,220**	**$ 3,932,554**	**$ 7,558,810**
Total Liabilities and Equity	**$ 656,337**	**$ 1,175,724**	**$ 2,396,609**	**$ 4,430,943**	**$ 8,175,323**

Oplign, LLC
Statement of Cash Flows (Forecast)
For the years ended December 31

	2023	2024	2025	2026	2027
Cash Flows from Operating Activities					
Net Income (Loss) From Operations	$ (801,138)	$ 862,318	$ 1,438,577	$ 2,057,334	$ 3,626,256
Depreciation and Amortization	30,960	69,960	84,960	104,960	134,960
Change in 'Credit Cards'	1,359	-	-	-	-
Change in 'Accounts receivable'	(132,800)	(400,000)	(295,000)	(305,000)	(350,000)
Cash Provided(Used) by Operating Activities	$ (633,347)	$ 466,964	$ 1,327,986	$ 2,043,276	$ 3,529,340
Cash Flows from Investment Activities					
Change in 'Start Up Costs'	$ -	$ -	$ -	$ -	$ -
Change in 'Software Development Costs'	133,341	(332,500)	(75,000)	(100,000)	(150,000)
Change in 'Furniture and Equipment'	-	-	-	-	-
Cash Provided(Used) by Investment Activities	$ 133,341	$ (332,500)	$ (75,000)	$ (100,000)	$ (150,000)
Cash Flows from Financing Activities					
Change in 'Paid-in capital'	$ -	$ -	$ -	$ -	$ -
Change in 'RSA balance'	747,824	(221,701)	(317,141)	(208,982)	-
Change in 'Member loans'	-	(16,000)	-	-	-
Change in 'Startup loans'	-	(39,916)	-	-	-
Distribution/Adj to retained earning	-	-	-	-	-
Cash Provided(Used) by Financing Activities	$ 747,824	$ (277,617)	$ (317,141)	$ (208,982)	$ -
Net Increase(Decrease) in Cash	247,818	(143,153)	935,845	1,734,294	3,379,340
Cash at Beginning Of Period	58,184	306,002	162,849	1,098,694	2,832,988
Cash at End Of Period	$ 306,002	$ 162,849	$ 1,098,694	$ 2,832,988	$ 6,212,328

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

"Best-Efforts" Offering and "Rolling Closings"

The offering of these securities is on a "best-efforts" basis. The Company intends to raise a minimum amount or target amount of $350,000 and a maximum amount of $800,000 by November 30, 2023. If we reach our target offering amount before November 30, 2023, we may request that the escrow agent disburse funds to us. At that point, investors whose Subscription Agreements have been accepted will all become investors in the company. We will then continue to raise funds until the maximum amount has been reached, or we decide to close the offering. We may request the escrow agent to disburse funds at a schedule determined by the Company and the Escrow Agent.

No guarantee of a return

Investors are entitled to receive a return on their investment only through the securities offered. The Company has sole discretion in determining when or if to make cash distributions to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any investor's capital account will be preserved, and investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to Investors and the future value of the investment will depend on several factors which cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all of their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experience an event that causes a change in control, ("Change in Control") Investors may not recoup part or all their investment from the Company.

No market and no liquidity

The securities in this Offering are illiquid. That means there is no ready market for the sale of such securities, and it may be difficult or impossible to sell or otherwise dispose of this investment, and Investors should be prepared to hold this investment indefinitely.

Investors will not become owners of the Company

Investors will not become owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits, other than specific rights set forth in the Subscription Agreement. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations

The Company's obligations under the securities offered are unsecured obligations. This means the security is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the Offering Memorandum and/or the Subscription Agreement.

Limited operating history

The Company has a limited operating history and faces competition from larger, more established, and better-financed competitors offering similar services. Although the Company believes that its product offerings will prove to be a key differentiator and allow the Company to capture market share, there can be no guarantee that it will be successful.

Customers

The success of the Company's business plan rests on its ability to identify and obtain customers for its products.

Supplier relationships

The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience

The Company currently depends upon the ability, skill, and experience of its key personnel. If some key personnel are unable to perform their duties as anticipated, either through unforeseen health issues or premature death, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk

The Company must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation it may be subject to fines or other penalties, or its status may be lapsed, revoked, or suspended. The Company may have to stop operating, and you could lose your entire investment.

Effects of Inflation and Rising Interest Rates
Our Project relies on the continued health of the real estate markets generally. Factors completely outside of our control, such as abrupt changes in interest rates, inflation in the costs of goods and services provided to us, the structure and operation of wholesale funding markets, and public policy directives, for example, might adversely affect the Company's prospects.

The unpredictability of future results

The projected results of the Company's financial position and business operations as reflected in the Financial Projections are based upon certain assumptions and estimates made by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may not be able to generate sufficient cash flow from operations to make scheduled principal and interest payments on the Security. The default provisions are detailed in the Subscription Agreement.

Management's discretion as to the use of proceeds

Our success will be dependent upon the discretion and judgment of our management team concerning the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the Offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the best interest of the Company.

Additional capital may be required

Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt and our ability to pay our obligation on the Security may be adversely affected.

Right to extend the offering deadline

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline is reached. You have the right to cancel your investment up to 48 hours before an Offering Deadline; however, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the Target Amount prior to the Offering Deadline, it may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21 calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate.

Business Interruptions

Our product offerings, operations, and the location of our business are vulnerable to damage or interruptions from earthquakes, fires, floods, power losses, telecommunication failures, terrorist attacks, acts of war, human errors, break-ins, pandemics, and similar events. A significant natural disaster could have a material adverse impact on our business, financial condition, and results of operations that our insurance coverage may be insufficient to compensate the Company for losses that may occur. The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company cannot guarantee that it will resume operations in the future.

Uncertainty in global economic conditions

Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. We may experience decreased revenues and increased costs that may negatively affect our revenue projections. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent recovery in our industry. These and other economic factors could have a material effect on our financial condition and operating results.

Tax Considerations

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security. The offering materials do not, and are not intended to, provide legal, tax, or accounting advice, and prospective investors and investors should consult their tax advisors concerning the application of tax laws to their particular situations.

Unforeseen risks

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities before making an investment.

The Offering

9. What is the purpose of the offering?

The purpose of this offering is to raise funds that the Company will use as supplemental funding to expand its current operations and enhance its mission to "Get America Working" as detailed in the business plan described above.

10. How does the issuer intend to use the proceeds of the offering?

Use of Funds		
Description	**At Target Amount**	**At Maximum Amount**
Total Proceeds	$350,000	$800,000
Less: Offering Expenses	(21,000)	(48,000)
Net Proceeds	$329,000	$752,000
Use of Net Proceeds		
Sales and Marketing	$175,200	$240,640
Operations	78,960	180,840
Engineering and dBases	40,000	150,400
SDK Accelerate	-0-	123,328
Pilot Programs	-0-	30,080
UI/UX	34,840	27,072
Total Use of Funds	$329,000	$752,000

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206?

☐ Yes ☒ No
If so, provide copies of the materials used.

11. (b) How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1. Eligible Investor Questionnaire - The Investor will be required to complete and submit an Eligible Investor Questionnaire along with a requested investment amount.

2. Investment Agreement - The Investor will also execute an investment agreement with the Company using the Investor's electronic signature.

3. Acceptance of the Investment - If the investment agreement is complete, the Investor's commitment will be recorded. After the Offering closes, either through an initial closing or a final closing, the investment agreement will be counter-signed by the Company. The executed investment agreement will then be delivered to the Investor via email.

4. Investor Transfer of Funds - Upon receiving confirmation that an investment agreement has been accepted, the Investor will be responsible for transferring funds from a source that is acceptable to the Escrow Agent into an Escrow Account held by the Escrow Agent.

The Company has the right to refuse any subscription in its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards for prospective Investors to comply with any applicable state or local laws, rules, or regulations.

The investment agreement provides the Company the right to cancel the Offering for any reason before the Offering Termination Date.

If the sum of the investment commitments from all Investors does not equal or exceed the target offering amount at the time of the Offering Termination Date, no securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Investors shall direct all payments to the Escrow Agent (the "Escrow Agent") to be deposited into the Escrow Account (the "Escrow Account") until the target offering amount has been reached as stated in the disclosure document and provided for in the terms of the escrow agreement. The Escrow Agreement details all terms of the escrow agreement and process and should any information in this document be different from the information contained in the Escrow Agreement, the Escrow Agreement will govern.

The Offering is contingent upon the Company's receipt of the target offering amount prior to the deadline to reach the target offering amount. All funds received from Investors will be held in an Escrow Account established by the Escrow Agent until the target offering amount has been reached. When the target offering amount has been reached and funds have been received by the Escrow Agent and deposited into the Escrow Account according to the terms of the escrow agreement, and provided that there have been no material changes that would require an extension of the Offering and recommitment of the investment, then, and only then, can the Escrow Agent begin an initial closing consisting of a transfer of Investor funds (net of the escrow fee to be paid to the Escrow Agent), from the Escrow Account to a deposit account maintained by the Company.

Escrow Agent shall release Offering proceeds, less Escrow Agent's fee to the Company only if:

- the aggregate funds deposited into the Escrow Account from all Investors is equal to or greater than the target offering amount;
- the target offering amount has been deposited into the Escrow Account by the target date;
- this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days;
- the Issuer chooses to close the offering earlier than the target date to reach the target offering amount; and,
- the Issuer has notified the investor of the new deadline for the securities offering at least 5 business days prior to the new deadline and investor does not cancel his or her investment commitment at least 48 hours before the new deadline (as described in Question 12 below.)

Escrow Agent shall return Investor's funds to the Investor if:

- the target offering amount has not been reached by the target date;
- before the target offering amount is reached, Investor gives notice to the Company that it is canceling its commitment to invest in the Offering and is requesting a return of its funds; or,
- the Company terminates the Offering for any reason before the target offering amount is reached by the target date.

If there is a material change to the terms of the Offering or the information provided to the Investor about the Offering and/or the Company, the Investor will be provided notice of the change and must reconfirm their investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, they will receive notifications disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the Offering is to remain open, the Offering will be extended to allow for a period of five business days for the Investor to reconfirm.

12. How can an issuer cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours before the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount before the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days before such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period before the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered?

The Company is seeking to raise a target amount of **$350,000** and a maximum amount of **$800,000** from potential Investors through the offer and sale of the securities. The securities being offered are Patriot Revenue Share Interests, as defined in the Subscription Agreement, in the Company. The Patriot Revenue Share Interests will be issued in **$1,000** increments with a minimum investment amount of **$1,000**. The revenue share rate is **10.0% of gross revenue** with revenue share payments being paid semi-annually on January 31 for the period ending December 31 of the prior year, and July 31 for the period ending June 30 of the current year and continuing until the investor has received **1.8 times** their investment amount. The start date of the revenue share agreement will be on the day that the investment has been accepted by the Company and disbursed to the Company by the Escrow Agent. The first revenue share payment date, regardless of when the investment is accepted by the Company and disbursed to the Company, will be January 31, 2024. The attached Subscription Agreement details all terms of the offering and should any information in this document be different from the information contained in the Subscription Agreement, the Subscription Agreement will govern. The securities entitle the Investor to receive interest payments as detailed in Appendix I of the Subscription Agreement. Payments shall continue until the earlier of: (i) the term of the Subscription Agreements; or (ii) the termination of this Agreement as provided herein.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

If yes, explain:

16. How may the terms of the securities offered be modified?

The terms of the securities offered may not be modified, altered, or amended.

Restrictions on Transfer of the Securities Being Offered

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U. S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Common Stock:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Debt Securities:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Other:				
LLC Common Units	1,000,000	875,000 (100,000 units are reserved for allocation by the Company's Board in exchange for services or goods from third parties and an additional 25,000 units are available in an option pool)	☒ Yes ☐ No	☒ Yes ☐ No Specify: The rights and liabilities of the Members of the Company shall be as provided in the Virginia Limited Liability Company Act, as amended from time to time, and the Limited Liability Company Agreement

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None
Other Rights:	None

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

The securities being offered represent debt of the Company and have no voting rights; therefore, they are not materially limited, diluted, or qualified by the rights of any other class of security identified above.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

If yes, explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The securities being offered represent debt of the Company. The exercise of any rights held by the principal shareholders identified above will have no effect on the purchasers of the securities being offered.

21. How are the securities being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities are valued at the face value of the Patriot Revenue Share Interests.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The securities being offered represent debt of the Company. There are no risks to purchasers of the securities relating to minority ownership in the issuer.

23. What are the risks to purchasers associated with corporate actions, including:
- **additional issuances of securities,**
- **issuer repurchase of securities,**
- **a sale of the issuer or of assets of the issuer or transactions with related parties?**

Nothing in the terms of this Offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Patriot Revenue Share Interests, Buy-Out the Company's obligations to the Investor under this Agreement, and terminate this Agreement by paying the Investor an amount equal to all outstanding revenue share payments.

Upon a Change of Control at any time prior to the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor prior to, or simultaneously with, the closing of such Change of Control.

24. Describe the material terms of any indebtedness of the issuer.

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
See Independent Accountant's Review Report and Notes to the Financial Statements				

25. What other exempt offerings have the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the issuer;

    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4) any immediate family member of any of the foregoing persons.

☐ Yes ☒ No
If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			

Financial Condition of the Issuer

27. Does the issuer have an operating history? ☒ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Oplign, LLC is a limited liability company organized on July 1, 2017, under the laws of Virginia and is an IT company that collects, organizes, and encodes labor demand (jobs) in the U.S. on a nightly basis into a fully structured digital map of demand; and then makes that data accessible to customers as a web-based, SaaS product via a suite of applications depending on their needs in the areas of workforce optimization, talent acquisition, career development, and labor valuations.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Please see the Independent Accountant's Review Report (Exhibit 1) for additional information.

Financial Information

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:
(a) $124,000 or less	☐The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): • Total income • Taxable income; and • Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and ☐Financial statements of the issuer and its predecessors if any	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal officer.
(b) More than $124,000, but not more than $618,000	☐Financial statements of the issuer and its predecessors if any	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is

		independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review and need not include the reviewed financial statements.
(c) More than $618,000	☒Financial statements of the issuer and its predecessors if any	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: • Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and its offering is more than $618,000 but not more than $1,235,000: • Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

Financial information can be found in Exhibit 2 to this Form C.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors, and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No

    (iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
    ☐ Yes ☒No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   In connection with the purchase or sale of any security? ☐ Yes ☒ No

    (ii)   Involving the making of any false filing with the Commission? ☐ Yes ☒ No

    (iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
    ☐ Yes ☒ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U. S. Commodity Futures Trading Commission; or the National Credit Union Association that:

    (i)   At the time of filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency, or officer?
        ☐ Yes ☒ No

        (B) engaging in the business of securities, insurance, or banking? ☐ Yes ☒ No

        (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203€ or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor, or funding portal? ☐ Yes ☒ No
    (ii)   places limitations on the activities, functions, or operations of such person? ☐ Yes ☒ No
    (iii)   bars such persons from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, please explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    (i)   a scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act, and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No
    (ii)   Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member, a registered national securities exchange, or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

If Yes to any of the above, explain:
(7) Has any person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No

If Yes to any of the above, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of this offering statement, subject to a temporary restraining order or preliminary

injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

If Yes to any of the above, explain:

If you answered "Yes" to any of these questions and the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include:
   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors can be found at https://www.follacapital.com

Communications and Ongoing Reporting

Electronic Format

The Company shall provide the disclosure document, notices, and all other information to a prospective Investor or Investors in electronic format. All information or communication affecting a prospective Investor's or Investor's rights, except a rescission offer, shall be provided in electronic format. Prospective Investors or Investors may opt out of electronic notices by contacting the Company and requesting a paper format. All additional communications or inquiries relating to the Offering Materials or to a possible investment in the Company that cannot be made via the means described above should be made through the Company at its principal office address.

Offering Discussion

The Company will provide a communication channel that facilitates the public sharing of information related to the terms of the Offering through a communication channel that leverages the "wisdom of the crowd". The Company will be available to answer questions that a prospective Investor or Investors may have and furnish additional information by posting questions and answers on the online portal. The communication channel will be located on the funding portal. The Company will make available to all prospective Investors or Investors, upon request, copies of any material agreements and other documents relating to the Company. Prospective Investors and Investors will have the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company or its funding portal shall establish guidelines for communication using the communications channel and has the right to remove abusive or potentially fraudulent communications. The Company shall identify itself in all communications, including its name, title, and affiliation with the Company. The Company will also provide prospective Investors and Investors an opportunity to meet with representatives of the Company to obtain other additional information.

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website.

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.) must file the Form no later than 120 days after the issuer's fiscal year-end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided, and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash, and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

The issuer must continue to comply with the ongoing reporting requirements until:

(1) The issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities according to this part, at least one annual report according to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities according to this part, the annual reports required according to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The issuer liquidates or dissolves its business under state law.

Taxes

Investors should consider the potential federal, state, and local tax consequences of an investment in this security. You may be subject to tax on your share of the taxable income and losses of the Company, whether you have sold or otherwise disposed of your investment or received any dividends or other distributions from the Company.

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security.

THE OFFERING MATERIALS DO NOT, AND ARE NOT INTENDED TO, PROVIDE LEGAL, TAX, OR ACCOUNTING ADVICE, AND PROSPECTIVE INVESTORS AND INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF TAX LAWS TO THEIR PARTICULAR SITUATIONS.

Additional Disclosures

<u>Investor Requirements</u>

Before selling a security to an Investor, the Company shall require the Investor to provide the Company with:

- a signed, dated document identifying the Investor and containing the following certifications:

    - ☐ "By checking this box, I, the investor, acknowledge that I have reviewed the issuer's Form C and Disclosure Materials, as well as the educational materials provided on the Portal, understood the risks that come with investing in issuing companies on the Portal, and acknowledge that my entire investment may be lost, and I will be financially and psychologically fine if it is. I understand that the decision whether to consult a professional advisor regarding my investment is my decision and that the Portal does not offer any investment advice or suggestions."

    - ☐ "By checking this box, I, the investor, acknowledge that I understand I can cancel my investment commitment up to 48 hours before the offering's closing deadline. If I have made a commitment within this 48-hour window, I cannot cancel my investment."

    - ☐ "By checking this box, I, the investor, acknowledge that the securities are subject to transfer restrictions and that I have reviewed and understood these transfer restrictions as provided in the Portal's educational materials."

    - ☐ "By checking this box, I, the investor, acknowledge that I have provided truthful and accurate representations of the documents and information requested by the Portal."

<u>Offering Materials not All-Inclusive:</u> The Offering Materials have been prepared to attempt to provide all prospective Investors with all material information needed for prospective Investors to make an informed decision on whether they choose to make an investment in the Company; however, the Offering Materials do not purport to contain all information that a prospective Investor may desire when conducting its own due diligence. Prospective Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the security. Before making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all the Offering Materials provided and the other information that you acquire. No information or any statements made in the Offering Materials is intended or should be construed as investment, tax, or legal advice.

<u>Forward-Looking Statements:</u> Prospective Investors should read the discussion and analysis of the Company's financial condition and results of operations together with the financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information

contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective Investors should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the discussion and analysis.

<u>Subscription Agreement Fully Sets Forth all Terms, Conditions, and Restrictions:</u> All terms, conditions, and restrictions of the securities offered are fully set forth in the Subscription Agreement. Prospective Investors should not invest unless they have completely and thoroughly reviewed the provisions of the Subscription Agreement. If any of the terms, conditions, or other provisions of the Subscription Agreement, either written or oral, are inconsistent with or contrary to the information provided in the Offering Materials, then the Subscription Agreement will control.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jeff Gibson

(Signature)

Jeff Gibson

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeff Gibson

(Signature)

Jeff Gibson

(Name)

COO

(Title)

/s/Mike Grow

(Signature)

Mike Grow

(Name)

CEO

(Title)

/s/Alex Calfee

(Signature)

Alex Calfee

(Name)

EVP

(Title)

EXHIBIT 1
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

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Oplign, LLC

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents

Independent Accountant's Review Report 2

Balance Sheet 4

Statement of Income 5

Statement of Changes in Members' Equity 6

Statement of Cash Flows 7

Notes to the Financial Statements 8



Independent Accountant's Review Report

Jeff Gibson
Oplign, LLC
Virginia Beach, VA

We have reviewed the accompanying financial statements of Oplign, LLC (the LLC), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Oplign, LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
November 23, 2022

Oplign, LLC
Balance Sheet (Unaudited)
As of December 31, 2021 and 2020

	Note	2021	2020
Assets			
Current Assets			
Cash and cash equivalents	1.e	$ 14,475	$ 1,024
Receivables	1.h	43,533	-
Total Current Assets		58,008	1,024
Noncurrent Assets			
Equipment and capitalized software, net	3	73,251	56,035
Total Noncurrent Assets		73,251	56,035
Total Assets		131,259	57,059
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	4	10,575	3,000
Debt, current	5	20,000	12,000
Deferred revenue	1.l	50,000	-
Total Current Liabilities		80,575	15,000
Noncurrent Liabilities			
Note payable, noncurrent	5	26,000	38,000
Total Noncurrent Liabilities		26,000	38,000
Total Liabilities		106,575	53,000
Members' Equity	6		
Members' capital		350,000	100,000
Accumulated Deficit		(325,316)	(95,941)
Total Members' Equity		24,684	4,059
Total Liabilities & Members' Equity		$ 131,259	$ 57,059

Oplign, LLC
Statement of Income (Unaudited)
For the years ended December 31, 2021 and 2020

		2021		2020
Revenues	$	156,599	$	119,614
Operating Expenses				
Salaries and wages		293,159		81,170
Communications and information technology		26,088		38,370
Advertising and promotion		19,317		3,716
Legal and other professional fees and services		9,060		-
Travel		5,382		8,392
Other operating (income) expense		3,832		1,445
Memberships and licenses		2,451		-
Meals and entertainment		1,254		-
Rent		1,246		-
Amortization		22,096		21,021
Depreciation		293		-
Total Operating Expenses		384,178		154,114
Interest expense		(1,796)		-
Net Income (Loss)	$	(229,375)	$	(34,500)

5

Oplign, LLC
Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2021 and 2020

		Members' Capital		Accumulated Deficit		Total Members' Equity
Balance at January 1, 2020	$	100,000	$	(61,441)	$	38,559
Net income (loss)		-		(34,500)		(34,500)
Balance at December 31, 2020		100,000		(95,941)		4,059
Net income (loss)		-		(229,375)		(229,375)
Issuance of 775,000 member units		250,000		-		250,000
Balance at December 31, 2021	$	350,000	$	(325,316)	$	24,684

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Oplign, LLC

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2021 and 2020


	2021	2020
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (229,375)	$ (34,500)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	22,389	21,021
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(43,533)	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	10,575	(20,857)
Related party payable	(3,000)	(5,000)
Other liabilities	50,000	-
Net Cash Provided by (Used in) Operating Activities	(192,944)	(39,336)
Cash Flows from Investing Activities		
Cost of capitalized software development	(38,140)	(9,681)
Purchase of furniture and equipment	(1,465)	-
Net Cash Provided by (Used in) Investing Activities	(39,605)	(9,681)
Cash Flows from Financing Activities		
Proceeds from issuance of debt	-	50,000
Repayment of debt	(4,000)	-
Issuance of members' capital	250,000	-
Net Cash Provided by (Used in) Financing Activities	246,000	50,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	13,451	983
Cash, cash equivalents, and restricted cash at beginning of year	1,024	41
Cash, Cash Equivalents, and Restricted Cash at End of Year	14,475	1,024

Supplemental Cash Flow Information
 Cash Paid During the Year for
  Interest $ 171 $ -


See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Notes to the Financial Statements

Oplign, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

Oplign, LLC (the Company) is an IT company that collects, organizes, and encodes labor demand (jobs) in the US on a nightly basis into a fully structured digital map of demand; and then makes that data accessible to customers as a web-based, SaaS product via a suite of applications depending on their needs in the areas of workforce optimization, talent acquisition, career development, and labor valuations.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable

Oplign, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Cash and cash equivalents

Cash and cash equivalents includes deposits held at financial institutions in business checking accounts.

f. Concentrations of credit risk

The Company maintains its cash with major financial institutions, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

g. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

h. Receivables

The Company invoices its customers on either a monthly or annual basis depending on the size of the company and/or any special negotiated terms. Standard payment terms are 30 days. As of December 31, 2021, the Company has a relatively even mix of customers that pay annually or monthly.

Allowance for doubtful accounts is calculated based on the aging of the Company's accounts receivable, historical experience, current and future short-term business conditions and management judgment. The

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Oplign, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

Company writes off accounts receivable against the allowance when the Company determines a balance is uncollectible and no longer actively pursues collection of the receivable. As of December 31, 2021 the Company determined that there was no allowance for doubtful accounts necessary on its receivables.

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the 200% double declining balance method. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the 200% double declining balance over the estimated useful lives as follows for the major classes of assets:

Furniture and fixtures	5 years

j. Internally developed software

The Company complies with FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which requires that the Company expense computer software costs as they are incurred in the preliminary project stage. Once the application development phase has begun, the capitalization criteria has been met, and external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. In addition, consulting fees related to the development are also capitalized. Any cost that improves the useful life of the asset will be capitalized.

Oplign, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

The Company's internally developed software is amortized on a straight-line basis over a period of 5 years.

k. Long-lived asset impairment

The Company reviews its long-lived assets, including property, plant and equipment and capitalized software, which are held and used in its operations, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

At December 31, 2021, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

l. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue consists of subscriptions sold to customers who use the Company's software to support their sourcing and recruiting efforts. Software subscriptions are sold under a single license and can consist of one to multiple modules. Customers sign contracts for one year and have the option to automatically renew at the end of the year, add additional modules as required, or opt-out after 6 months into the first year of the contract.

Oplign, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

The deferred revenue arises from certain contracts that have multiple elements or deliverables that are to be delivered at dates subsequent to the initial sale. The relative share of revenue for the undelivered items is deferred until such time as the products are delivered to the customer. These deferred deliverables are expected to be delivered over periods of up to 1 year.

m. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Equipment and capitalized software

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances at December 31, 2021 were as follows:

	2021	2020
Furniture and fixtures	$ 1,465	$ -
Capitalized software	145,841	107,701
Total Cost	147,306	107,701
Furniture and fixtures - Accumulated Depreciation	(293)	-
Capitalized software - Accumulated Amortization	(73,762)	(51,666)
Total Accumulated Depreciation & Amortization	(74,055)	(51,666)
Noncurrent Assets, Net	$ 73,251	$ 56,035

Depreciation expense related to equipment was $293 and zero for the years ending December 31, 2021 and 2020, respectively. Amortization expense related to software was $22,096 and $21,021 for the years ending December 31, 2021 and 2020, respectively.

4. Accounts payable and accrued liabilities

Oplign, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

Accounts payable and accrued expenses consist of the following:

	2021	2020
Credit card liabilities	$ 8,950	$ -
Related party payable	-	3,000
Interest payable	1,625	-
Total	$ 10,575	$ 3,000

In 2019, a Company's Member sold back half (7.5%) of his total shares (15%) to the Company. The Company made an initial payment for those shares in 2019 and the remaining balance ($3,000) was paid in 2021.

5. Long-term debt

Long-term debt consists of the following:

	2021	2020
$50,0000 original note payable, 5% interest, 2 years monthly principal payments with a $3,850 interest payment due in December 2022 and a $26,000 balloon payment due in January 2023 for a total of $53,850	$ 46,000	$ 50,000
Total debt	46,000	50,000
Less: current portion	(20,000)	(12,000)
Long-term portion of debt	$ 26,000	$ 38,000

Principal repayments on long-term debt over the next five years are as follows:

2022	$ 20,000
2023	26,000
Total	$ 46,000

6. Members' equity

Under the Company's operating agreement the Company has 1,000,000 shares available. 875,000 shares

Oplign, LLC
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

are reserved for Members with an additional 100,000 shares to be allocated by the Company's Board in exchange for services or goods from third parties. An additional 25,000 shares are available in an option pool.

The Company had issued 875,000 Members' shares as of December 31, 2021. As of December 30, 2020 there were 100,000 Members' shares issued. As of December 31, 2021 and 2020 no additional shares had been issued from the available equity or the option pool.

7. Related party transactions

The Company makes guaranteed payments to partners as compensation for services rendered in lieu of a salary. Timing and amount of guaranteed payments is based on expressed need of the partner, availability of funds, and consensus of the active partners. Once a need of payment is expressed by one or more partners, the amount of available funds to support the need will be determined. That available amount will be communicated to all active partners with a request of approval (oral or written) for payment. Guaranteed payments are classified as salaries and wages on the statement of income for the years ended December 31, 2021 and 2020.

8. Subsequent events

Management evaluated all activity of the Company through November 23, 2022 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

EXHIBIT 2

SUBSCRIPTION AGREEMENT

[Remainder of this page intentionally left blank]



PATRIOT REVENUE
SHARE AGREEMENT



OPLIGN, LLC
PATRIOT REVENUE SHARE
SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATES, AND THE SECURITIES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT ACCORDING TO SUCH RESTRICTIONS.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE DISCLOSURE MATERIALS PRODUCED TO THE SUBSCRIBERS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This PATRIOT REVENUE SHARE SUBSCRIPTION AGREEMENT ("Agreement") is entered into on _____by and between:

Oplign, LLC ("Company")

and

_____ ("Investor"),

Collectively referred to as the "Parties."

RECITALS

Company is offering 800 Revenue Share Interests at a price of $1,000 per Revenue Share Interest. (the "Interests").

The Interests are securities as defined by the Securities Act of 1933, as amended (the "Securities Act").

Investor understands that the Offering is being made without registration of the Interests under the Securities Act, or any securities law of any state of the United States or of any other jurisdiction.

Investor understands the risks related to the purchase of the Interests**.**

Company desires to sell its Interests to Investor.

Investor desires to purchase the Interests from Company.

This Agreement shall govern the sale of the Interests by Company and the purchase of the Interests by Investor.

The Parties desire to be bound by the terms of this Agreement.

ARTICLE I
PURPOSE

1.01   The purpose of this Agreement is to define the terms that will govern the sale of the Interests by Company to Investor and the purchase of the Interests by Investor from Company.

ARTICLE II
DEFINITIONS

2.01   The capitalized terms included in this Agreement and the Offering Memorandum shall have the following definitions.

"Change of Control" means the acquisition of Company by another entity, or the sale of all or substantially all of the assets of Company, such that in either case the Company's shareholders of record immediately prior to such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity.

"Company" means Oplign, LLC, a limited liability company and the issuer of the Interests.

"Exemption" means the exemption from the registration requirements of Section 4(a)(6) of the Securities Act of 1933 (the "Act").

"Final Closing" means the closing of the Offering, which shall occur at the latest on November 30, 2023, unless amended by the Issuer.

"Funding Portal" means Folla Capital, LLC which is the intermediary used by Company to facilitate this Offering.

"Initial Closing" means the sale of the Interests by Company and the payment of funds by Investor.

"Maximum Offering Amount" means the maximum amount Company intends to raise through this Offering.

"Maximum Revenue Share Return" means the maximum dollar amount an Investor shall receive from the Interests sold through this Offering. The Maximum Revenue Share Return is described in the Offering Materials and this description is attached as Exhibit A.

"Offering" means this sale of securities pursuant to the Offering Memorandum dated December 2022.

"Offering Materials" means the Offering Memorandum, the Disclosure Document, the educational materials provided by the Funding Portal, and information about Company and this Offering found on the Funding Portal's platform.

"Interests" means the Revenue Share Interests in Company.

"Investment Commitment" means a sum of money calculated by multiplying the number of Interests subscribed to by an Investor by the price at which Company is offering the Interests.

"Purchase Amount" means a sum of money calculated by multiplying the number of Interests purchased by Investor by the price at which Company is offering the Interests.

"Revenue Share Payment" means a payment of principal and/or interest made by Company to Investor that is a portion of the Maximum Revenue Share Return.

"Restricted Securities" means securities acquired from Company that are subject to the resale limitations of 17 CFR § 227.501.

"Target Offering Amount" means the minimum amount Company intends to raise through this Offering.

ARTICLE III
SUBSCRIPTION

3.01   Subject to the terms and conditions in this Agreement and its Exhibits, Investor irrevocably subscribes for the Interests for the aggregate Purchase Amount of $_____.

3.02   Investor understands and agrees that Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by Company only when it is signed by a duly authorized officer of Company and delivered to Investor at the Closing referred to in Article IV. Subscriptions need not be accepted in the order received, and the Interests may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, Company shall have no obligation to issue any of the Interests to any person who is a resident of a jurisdiction in which the issuance of Interests to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction.

3.03   In the event that this subscription is rejected in whole or in part, Company shall promptly return all, or the applicable portion of the money paid, to Investor, as the case may be, and this Agreement shall thereafter have no force or effect except with respect to the portion, if any, of this subscription that is accepted by Company.

ARTICLE IV
PURCHASE

4.01   The purchase and sale of the Interests shall be consummated by executing this Agreement and filling out the investment questionnaire through the Funding Portal, opening an account with the Funding

Portal, and paying the Purchase Amount. Investor may make payment for the Interests by ACH, wire transfer, or check payable to Company or by any such other method made available by the Funding Portal on its platform.

4.02   At the Initial Closing, Company shall deliver to Investor a signed copy of this Agreement.

4.03   The Final Closing of the Offering shall be on November 30,2023, unless amended by the Issuer. After the Final Closing, Company shall close the Offering and cease offering the Interests to any other persons. Upon Final Closing, the funds will be released to Company and Investor will receive securities in exchange for his/her investment.

4.04   Investor may cancel his/her Investment Commitment until 48 hours prior to Final Closing.

4.05   If Company reaches the Target Offering Amount prior to the Final Closing, it may close the Offering early. In such a circumstance, Company will provide Investor notice of the new closing date at least five business days prior to the new closing. Any oversubscribed Interests sold after the initial closing shall close at the discretion of the Issuer.

4.06   If there is a material change made to the Offering, Investor must reconfirm his/her Investment Commitment in order to retain the Interests. If Investor fails to reconfirm his/her Investment Commitment, it will be cancelled, and the committed funds will be returned.

ARTICLE V
PAYMENT TERMS

5.01   Revenue Share Payments shall be made in accordance with Company's payment schedule as described in Exhibit A and the Offering Materials, in an amount equal to Investor's portion of the Revenue Share Amount. Revenue Share Payments shall continue until the earlier of: (i) the date Investor has received Investor's proportionate share of payments from Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Return; or (ii) termination of this Agreement as provided herein.

5.02   To the extent that any Revenue Share Payment is not paid within five (5) business days of such payment becoming due to Investor, and the delay is not excused, Company shall be assessed a late payment charge at an annual rate equal to five percent (5%) based on the number of days elapsed out of a 365-day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of Company's control, including without limitation, an act of God or the actions or inactions of a third-party payment processor or Investor, provided that Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per month against the unpaid amounts due to Investor from Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

ARTICLE VI
TERMINATION OR BUY-OUT

6.01   This Agreement and Company's obligation to pay the Revenue Share Amount shall terminate upon written consent of a majority of Investors to the Offering or the receipt by Investor of payments from Company totaling, in the aggregate, the Maximum Revenue Share Return.

6.02   Company may, in its sole discretion, at any time prior to the payment in full of the Maximum Revenue Share Return, buy out Company's obligations to Investor under thisAgreement and terminate this Agreement by paying Investor an amount equal to Investor'sMaximum Revenue Share Return, less the sum of all previous payments made by Company to Investor pursuant to this Agreement.

6.03   Upon a Change of Control in Company, Company shall pay prior to or simultaneously with the closing of such Change of Control, an amount equal to the Maximum Revenue Share Return less the sum of all previous payments made by Company to Investor pursuant to this Agreement.

ARTICLE VI
DEFAULT

7.01   Each of the following events constitutes a default:

a. if three (3) consecutive Revenue Share Payments are not paid by Company to Investor on or prior to the due date, if the delay is not excused, as defined in this Agreement, and each such non-payment continues for a period of five (5) business days thereafter, regardless of whether any previous payments remain outstanding;

b. if any one (1) Revenue Share Payment Amount is not paid by Company to Investor on or prior to the due date, to the extent the delay is not excused, as defined in this Agreement, and the non-payment continues for a period of sixty (60) days thereafter;

c. an involuntary proceeding has been commenced or an involuntary petition has been filed seeking (i) liquidation, reorganization, or other relief in respect of Company or any of its debts, or of a substantial part of its assets, under any federal, state, or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Company or for a substantial part of its assets, and, in any such case, such proceeding or petition has continued undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing has been entered;

d. Company has (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (c) immediately above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Company or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing; or

e. Company breaches any other covenant of Company contained in this Agreement, and such breach continues for a period of thirty (30) business days after Investor delivers written notice of the breach to Company.

7.02   If default occurs that is not cured, Investor may employ an attorney to enforce Investor's rights and remedies and Company hereby agrees to pay to Investor's reasonable attorneys' fees not exceeding a sum equal to fifteen percent (15%)of the Revenue Share Amount less the sum of all previous payments made by Company to all Investors pursuant to this Agreement, plus all other reasonable expenses incurred by Investor in exercising any of Investor's rights and remedies upon default.

ARTICLE VIII
REPRESENTATIONS BY THE COMPANY

8.01   Company represents and warrants to Investor that the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated:

a. Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Virginia and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to qualify would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations.

b. All corporate action has been taken or will be taken prior to the Initial Closing, by the Chief Executive Officer that is necessary for the authorization and execution of the purchase and sale of the Interests by Company. This Agreement, when executed and delivered by Company, shall constitute valid and legally binding obligations of Company, enforceable against Company in accordance with their respective terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or as limited by-laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. The Interests have been duly authorized and, when issued, delivered, and paid for in the manner set forth in this Agreement, will be validly issued, fully paid, and nonassessable, and will conform in all material respects to the description thereof set forth in the Offering Memorandum. Based in part on the accuracy of the representations of Investor and subject to filings pursuant to Regulation Crowdfunding of the Securities Act, and applicable state securities laws, the offer, sale, and issuance of the Interests to be issued pursuant to and in conformity with the terms of this Agreement will be issued in compliance with all applicable federal and state securities laws.

d. To its knowledge, Company is not in violation of any applicable statute, rule, regulation, order, or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition, or operations of Company.

e. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator, or governmental body, or to Company's knowledge, currently threatened in writing (a) against Company or (b) against any consultant, officer, director, or key employee of Company arising out of his/her consulting, employment or board relationship with Company or that could otherwise materially impact Company.

f. Following a reasonable investigation in accordance with 17 CFR § 227.503 promulgated under the Securities Act, none of Company, its directors, executive officers, any other officers participating in the Offering described by this Agreement, or any beneficial owner of twenty percent (20%) or more of Company's outstanding voting securities meet any of the disqualifying criteria described in Rules 503 (a)(1) through (8).

ARTICLE IX
REPRESENTATIONS BY INVESTOR

The representations, warranties, and agreements, together with all other representations and warranties made or given by Investor to Company in any other written statement or document delivered in connection with the transactions contemplated hereby, shall be true and correct in all respects on and as of the date of the Initial Closing as if made on and as of such date and shall survive such date. If more than one person is signing this Agreement, each representation, warranty, and undertaking herein shall be the joint and several representations, warranty, and undertaking of each such person.

9.01   Investor represents and warrants to Company that Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Interests, enter into this Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

9.02   Investor represents and warrants to Company that Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Interests as a nominee or agent or otherwise for any other person.

9.03   Investor represents and warrants to Company that Investor shall comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells Interests and obtain any consent, approval, or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and Company shall have no responsibility therefor.

9.04   Investor represents and warrants to Company that Investor has received and has relied only on the information contained in the Offering Memorandum.

9.05   Investor represents and warrants to Company that Investor is not relying on any communication (written or oral) of Company or any of its affiliates, as investment or tax advice or as a recommendation to purchase the Interests. It is understood that information and explanations related to the terms and conditions of the Interests provided in the Offering Memorandum or otherwise by Company or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Interests, and that neither Company nor any of its affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Interests. Investor acknowledges that neither Company nor any of its affiliates have made any representation regarding the proper characterization of the Interests for purposes of determining Investor's authority to invest in the Interests. Investor is familiar with the business and financial condition and operations of Company, all as generally described in the Offering Memorandum. Investor has had access to such information concerning Company and the Interests as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Interests.

9.06   Investor represents and warrants to Company that Investor understands and accepts that the purchase of the Interests involves various risks, including the risks outlined in the Offering Memorandum and in this Agreement. Investor has carefully evaluated the risks of investing and has the capacity, either alone, or with a professional advisor, to protect his/her/its own Interests in connection with a purchase of the Interests.

9.07   Investor represents and warrants to Company that Investor is able to bear any loss associated with an investment in the Interests.

9.08   Investor represents and acknowledges that Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and Company shall return the previously paid Purchase Amount of the Interests, without interest thereon, to Investor.

9.09   Investor represents and warrants to Company that Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Interests or made any finding or determination concerning the fairness or advisability of this investment.

9.10   Investor represents and warrants to Company that Company has not (a) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Interests or (b) made any representation to Investor regarding the legality of an investment in the Interests under applicable legal investment or similar laws or regulations. In deciding to purchase the Interests, Investor is not relying on the advice or recommendations of Company and Investor has made its own independent decision that the investment in the Interests is suitable and appropriate for Investor.

9.11   Investor represents and warrants to Company that Investor is not relying upon any person, other than Company and its officers and directors, in making its investment or decision to invest in Company. Investor agrees that neither any Investor nor the respective controlling persons, officers, directors, partners, agents, or employees of any Investor shall be liable to any other Investor for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Interests.

9.12   Investor represents and warrants that he/she has reviewed the Offering Memorandum and corporate documents. Investor understands that any projections which may be made in the Offering Memorandum are mere estimates, was prepared by Company's management, and may not reflect the actual results of Company's operations. Investor represents that Investor has received from Company the documents, records, and books that Investor requested in order to evaluate this Offering.

9.13   Investor represents and warrants to Company that Investor has such knowledge, skill, and experience in business, financial, and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Interests. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Interests and the consequences of this Agreement. Investor has considered the suitability of the Interests as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Interests and its authority to invest in the Interests. Investor has determined that the investment is suitable for him/her.

9.14   Investor represents and warrants to Company that Investor is acquiring the Interests solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Interests.

9.15   Investor understands that the Interests have not been, and will not be, registered under the Securities Act, by reason of a specific Exemption from the registration provisions of the Securities Act which depends upon, among other things, the bonafide nature of the investment intent and the accuracy of Investor's representations as expressed herein. Investor understands that the Interests are Restricted Securities under applicable Interested States federal and state securities laws and that, pursuant to these laws, Investor must hold the Interests indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an Exemption from such registration and qualification requirements are available. Investor acknowledges that Company has no obligation to register or qualify the Interests for resale. Investor further acknowledges that if an Exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Interests, and on requirements relating to Company which are outside of Investor's control, and which Company is under no obligation, and may not be able, to satisfy.

9.16   Investor represents and warrants to Company that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Interests or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Interests under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws and that the certificates representing the Interests will bear a legend-making reference to the foregoing restrictions. Additionally, Company and its affiliates shall not be required to give effect to any purported transfer of such Interests except upon compliance with the foregoing restrictions.

9.17   Investor represents and warrants to Company that, unless an Investor has indicated to the contrary on the Agreement, he/she will certify that his/her taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he/she is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty percent (20%) withholding on interest or dividends paid to the holder of the Interests.

9.18   Investor represents and warrants that he/she understands that the price of the Interests has been determined arbitrarily by Company and may not be indicative of the true value of the Interests.

9.19   Investor represents and warrants that all information that Investor has furnished and furnishes to Company are true, correct, and complete as of the date of execution of this Agreement and if there should be any material change in such information prior to the Initial Closing, Investor will immediately furnish such revised or corrected information to Company.

9.20   Investor represents and warrants that he/she understands that if the sum of the Investment Commitments does not equal or exceed the Target Offering Amount at the offering deadline specified in the Offering Materials, no securities will be sold in the Offering, Investment Commitments will be canceled and committed funds will be returned.

9.21   Investor represents and warrants that he/she has received and reviewed the educational materials provided by Funding Portal.

ARTICLE X
INVESTOR VERIFICATION

10.01   Investor understands that in order to subscribe for Interests in this Offering, Investor does not have to be an "Accredited Investor" as defined in Section 501 of Regulation D under the Securities Act. Furthermore, if Investor is an "accredited Investor", Investor understands that, as a condition to Company's acceptance of this subscription, Investor must complete an Accredited Investor Verification Process administered by the Funding Portal, or such other Accredited Investor Program that may be implemented by the Company.

10.02   Investor represents and warrants that Investor has completed the Accredited Investor Verification Process administered by the Funding Portal. The information provided by Investor in the Accredited Investor Verification Process is true and correct and Investor understands that Company is relying upon such information in connection with the purchase of the Interests by Investor.

10.03   Investor acknowledges and agrees that Company may make or cause to be made such further inquiry and obtain such additional information as it may deem appropriate with regard to the suitability of Investor as an Investor in the Interests.

10.04   Investor acknowledges and understands that if Investor is not an Accredited Investor, Investor's investment may not exceed:

   a.   The greater of $2,500, or 5 percent of the greater of the Investor's annual income or net worth, if either Investor's annual income or net worth is less than $124,000; or
   b.   Ten percent of the greater of the Investor's annual income or net worth, not to exceed an amount sold of $124,000, if both Investor's annual income and net worth are equal to or more than $124,000.

ARTICLE XI
TRANSFERABILITY

11.01   Investor understands that the Interests are Restricted Securities under applicable Interested States federal and state securities laws and that, pursuant to these laws, Investor must hold the Interests indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an Exemption from such registration and qualification requirements are available.

11.02   Even if an Investor's Interests become eligible to be transferred, Investor shall not at any time transfer any of his, her, or its Interests except in accordance with the conditions and limitations set forth in the corporate documents.

ARTICLE XII
INDEMNIFICATION

12.01   Investor agrees to indemnify and hold harmless Company and all of its affiliates, attorneys, accountants, employees, officers, directors, Members, and agents from any liability, claims, costs, damages, losses, or expenses incurred or sustained by them as a result of Investor's representations and warranties being untrue or inaccurate, or because of a breach of this Agreement by Investor.

ARTICLE XIII
NOTICES

13.01   All notices and other communications shall be in writing and shall be deemed to have been duly given if delivered personally, sent by electronic delivery, or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to Company:	Oplign, LLC 500 E. Main Street, Suite 1600 Norfolk, VA 23510 Attention: Jeff Gibson
If to Investor:	the address set forth on the signature page hereto or the Investor's registered email address

13.02   By executing this Agreement, Investor consents to electronic delivery, including by means of e-mail or by posting on an electronic message board or by other means of electronic communication. Notices and materials that may be submitted by electronic delivery include notices, financial statements, tax reports, valuations, reports, reviews, analyses or other materials, information about the investment, and any and all other documents, information, and communications concerning the affairs of Company, required or permitted to be provided to Investor.

ARTICLE XIV
MISCELLANEOUS

14.01   Neither this Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge, or termination is sought.

14.02   Neither this Agreement nor any right, remedy, obligation, or liability arising hereunder or by reason hereof shall be assignable by either Company or Investor without the prior written consent of the other party.

14.03   INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

14.04   This Agreement shall be governed by and construed in accordance with the laws of the State of Virginia. Investor agrees that any action or proceeding directly or indirectly relating to or arising out of this Agreement of this Offering, any breach hereof, or any transaction covered hereby shall be resolved, whether by arbitration or otherwise, within the State of Virginia.

14.05   This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same Agreement.

14.06   The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

14.07   All representations, warranties, and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by Company and the Final Closing, (ii) changes in the transactions, documents, and instruments described in the Offering Materials which are not material, or which are to the benefit of Investor and (iii) the death or disability of Investor.

14.08   If any action or other proceeding is brought for the enforcement of this Agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney's fees and other costs incurred in such action or proceeding in addition to any other relief to which they may be entitled.

14.09   If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

14.10   This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

[*Signature Page Follows*]

IN WITNESS WHEREOF, Investor has executed this Agreement on _____.

"INVESTOR"

Signature of Investor:

Printed Name of Investor:

Street Address:

City, State, and Zip Code:

Purchase Amount of Interests: $ _____

SUBSCRIPTION ACCEPTED:

OPLIGN, LLC

By: _____
          Jeff Gibson, COO

Date: _____

Exhibit A

OFFERING INFORMATION	
Issuer Name	Oplign, LLC
Target Offering Amount	$350,000
Maximum Offering Amount	$800,000
Revenue Share Interests Price	$1,000
Minimum Investment Amount	$1,000
Minimum Investment Increment	$1,000
Deadline to Reach Target Offering Amount	November 30, 2023
PATRIOT REVENUE SHARE AGREEMENT PAYMENT TERMS	
Percentage of the Issuer's Gross Revenue to be allocated to make Revenue Share Payments	10%
Revenue Share Multiple	1.8x Investment Amount
Maximum Revenue Share Return to be paid in connection with the Offering (Company)	$1,440,000
Maximum Revenue Share Return to be paid in connection with the Offering (Investor)	1.8x Investment Amount
Start Date of Revenue Share Agreement	The start date of your revenue share agreement will be on the day that your investment has been accepted by the Company and disbursed to the Company by the escrow agent
Payment Frequency	Semi-Annual beginning on the First Revenue Share Payment Date
First Revenue Share Payment Date	The first Revenue Share Payment Date, regardless of when your investment is accepted by the Company and disbursed to the Company, will be on or before January 31, 2024
Reporting Schedule	As defined in §227.202 Ongoing Reporting Requirements
Patriot Revenue Share Payments made to	Directly to Investor

PATRIOT REVENUE SHARE PAYMENT SCHEDULE	
Period Ending	**Revenue Share Payment Date**
December 31	January 31
June 30	July 31

Exhibit B – Perks

INVESTOR	PERK
All	✓ Discounted subscription based on the initial value of the contract ✓ "Equity-like" Kicker*

∗ *If the Company is sold within 5 years of the start date of the revenue share agreement, and the sales price is greater than or equal to $30,000,000, the Investor will receive an additional 1.0x their initial investment.*